UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

ADDvantage Technologies Group, Inc.
-------------------------------------------------------------------------------
(Name of Issuer)

Common Stock, $0.01 par value per share
-------------------------------------------------------------------------------
(Title of Class of Securities)

006743306
-------------------------------------------------------------------------------
(CUSIP Number)

David E. Chymiak
1221 E. Houston, Broken Arrow, Oklahoma  74012
918-251-2887
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 21, 2008
-------------------------------------------------------------------------------
(Dates of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------------------------------------

        1.     Name of Reporting Persons.
                I.R.S. Identification No. of above persons

                David E. Chymiak
------------------------------------------------------------------------------------------------------------

        2.      Check the Appropriate Box if a Member of a Group(a)  [   ]
                                                                                                (b)  [X]

------------------------------------------------------------------------------------------------------------

        3.      SEC Use Only

------------------------------------------------------------------------------------------------------------

        4.      Source of Funds

     AF
------------------------------------------------------------------------------------------------------------

        5.      Check if Disclosure of Legal Proceedings Is       [   ]
      Required Pursuant to Items 2(d) or 2(e)

------------------------------------------------------------------------------------------------------------

        6.      Citizenship or Place of Organization

United States of America

------------------------------------------------------------------------------------------------------------

Number of                                           7.      Sole Voting Power
Shares Bene-
ficially Owned                                                      2,458,904
by Each
Reporting Person                               8.      Shared Voting Power
With
152,050

                   9.      Sole Dispositive Power

2, 458,904

                                          10.      Shared Dispositive Power

152,050
------------------------------------------------------------------------------------------------------------

        11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                  2,610,954
------------------------------------------------------------------------------------------------------------

        12.     Check if the Aggregate Amount in Row (11) Excludes       [X]
      Certain Shares

The aggregate amount in Row (11) excludes 152,049 shares of Common Stock owned by Chymiak Investments, L.L.C., for which Mr. Chymiak disclaims beneficial ownership.
------------------------------------------------------------------------------------------------------------

        13.     Percent of Class Represented by Amount in Row (11)

25.8%
------------------------------------------------------------------------------------------------------------

        14.     Type of Reporting Person

IN
------------------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer

This Amendment No. 6 to Schedule 13D ("Amendment No. 6") amends the Schedule 13D filed on October 14, 1999, as amended by Amendment No. 1 to Schedule 13D filed on October 15, 2004, as amended by Amendment No. 2 to Schedule 13D filed on December 23, 2005, as amended by Amendment No. 3 filed on December 30, 2005, as amended by Amendment No. 4 to Schedule 13D filed on January 24, 2006, as amended by Amendment No. 5 to Schedule 13D filed on February 10, 2006 (as amended, the "Schedule 13D"), by the reporting person and relates to the common stock, par value $.01 per share ("Common Stock"), of ADDvantage Technologies Group, Inc., an Oklahoma corporation ("ATG").  The principal executive offices of ATG are located at 1221 East Houston, Broken Arrow, Oklahoma  74012.  Those items of the Schedule 13D for which there has been no change in the information previously reported are omitted from this Amendment No. 6.

Item 2. Identity and Background

Chymiak Investments, LLC, an Oklahoma limited liability company, with an address of 1221 East Houston, Broken Arrow, Oklahoma 74012 (the "LLC"), is an entity formed in 1996 by Mr. Chymiak, his spouse, Judith M. Chymiak, Kenneth A. Chymiak and Kenneth A. Chymiak's spouse, Susan C. Chimiak, for business purposes.  Each of the four members owns 25% of the LLC.  During the last five years, no member of the LLC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

An aggregate of $763,174.64 in company funds of the LLC was used for the acquisition by the LLC of 304,099 shares of Common Stock between August 11, 2008, and December 18, 2008.

Item 4. Purpose of Transaction

Item 5. Interest in Securities of the Issuer

(a)  Mr. Chymiak presently beneficially owns 2,610,954 shares of Common Stock of ATG.  The aggregate number of shares of the Common Stock reported herein as beneficially owned by Mr. Chymiak includes 20,000 shares subject to immediately exercisable stock options granted pursuant to ATG's 1998 Incentive Stock Plan, and 152,050 shares which are indirectly held by Mr. Chymiak through the 25% ownership of the LLC by each of him and his spouse.  There were 10,113,251 shares of Common Stock outstanding as of March 19, 2009.    Mr. Chymiak is therefore currently the beneficial owner of 25.8% of the total issued and outstanding shares of Common Stock.  Mr. Chymiak disclaims beneficial ownership of 152,049 shares owned by the LLC.

(b)  Mr. Chymiak has sole power to vote and to dispose of 2,458,904 shares of Common Stock (including 20,000 shares subject to immediately exercisable stock options).  Mr. Chymiak shares voting and dispositive power over 152,050 shares with the other three members of the LLC.  Mr. Chymiak disclaims beneficial ownership of 152,049 shares owned by the LLC.

(c)  On March 5, 2009, 6,667 shares were granted to Mr. Chymiak under ATG's 1998 Incentive Stock Plan.  Between August 11, 2008, and December 18, 2008, the LLC, of which Mr. Chymiak owns 25%, acquired an aggregate of 304,099 shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7. Material to Be Filed as Exhibits

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19, 2009
Date

/s/ David E. Chymiak
Signature

David E. Chymiak, Chairman of the Board
Name/Title